November 15, 2004

By Facsimile and U.S. Mail

Klaus M. Belohoubek, Esq.
Senior Vice President and General Counsel
Dover Downs Gaming & Entertainment, Inc.
1131 N. DuPont Highway
Dover, DE 19901

	Re:	Dover Downs Gaming & Entertainment, Inc.
		Schedule TO-I
		Filed November 10, 2004

Dear Mr. Belohoubek:

	We have the following comments on the above-referenced filing:

Offer to Purchase

Table of Contents, page i

1. Please note that Rules 13e-4(c)(3) and 13e-4(e)(3) require you to amend the Schedule to reflect a material change in the information previously disclosed. Please revise the first paragraph after the table of contents to clarify your duty in this regard.

Where You Can Find More Information, page ii

2. We note the information incorporated here and the information disclosed on pages 17-18. It is unclear whether you have incorporated all the information required by 1010(a), such as the ratio of earnings to fixed charges and the book value per share. Furthermore, Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please revise to include at least the summary financial information required by
Item 1010(c), and advise us how you intend to disseminate the information.

Conditions of the Offer, page 10

3. We are unable to locate any disclosure regarding any regulatory approval required for the offer to be completed. As such, it appears you should revise the summary term sheet and the conditions section to eliminate this condition from the offer.

4. The second and fourth bullet points condition the offer on whether the "contemplated future conduct" of the business is materially impaired. Please revise to specify or generally describe this contemplated conduct so that security holders will have the ability to objectively determine whether the condition has been triggered.

5. In the fourth bullet point, you disclose that your offer may be amended or terminated if, in your reasonable judgment, there as been an event that "might affect" the extension of credit to certain institutions. This appears to include both positive and negative effects. Revise your disclosure to clarify those changes that would allow amendment or termination of the offer.

6. We note that you may determine in your judgment whether certain offer conditions have occurred or are satisfied. See, for example, the fourth bullet point. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. When a bidder waives a material offer condition, the offer must remain open for at least five business days from the date notice of the waiver is provided to security holders. Please revise the conditions section to include an objective standard for the determination of whether a condition has been satisfied.

7. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise conditions (v), (vi) and (vii) in the fourth bullet point, which are too broad.

8. Refer to the disclosure at the top of page 11, which relates to the company`s determination whether the triggering of a condition "make[s] it undesirable or inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

Beneficial Ownership of Directors and Executive Officers, page 18

9. We note the disclosure in note 1. Revise the second table to disclose the number of shares beneficially owned by each party listed, both before and after the tender offer, along with the percentages you have disclosed.

10. Please refer again to note 1. Revise the note to clarify whether the options granted under the stock incentive plan are exercisable within 60 days. If so, revise the table to include those shares in the number and percentage of shares beneficially owned by the respective parties as required by Rule 13d-3(d).

11. Revise the table to include all shares beneficially owned by each person as determined under Rule 13d-3. It appears that the parties identified in notes 2-4 may have beneficial ownership over the shares disclosed there.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions